UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                  NORTEK, INC.
        ________________________________________________________________
                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
               Special Common Stock, par value $1.00 per share
        ________________________________________________________________
                         (Title of Class of Securities)


                                    65655910
                         _____________________________
                                 (CUSIP Number)

     Richard L. Bready             COPY TO:       Douglass N Ellis, Jr., Esq.
     c/o Nortek, Inc.                             Ropes & Gray
     50 Kennedy Plaza                             One International Place
     Providence, RI 02903                         Boston, MA 02110
     (401) 751-1600                               (617) 951-7000
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 26, 1996
             ______________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box     /__/

Check the following box if a fee is being paid with the statement /__/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 65655910           Schedule 13D                        Page 2 of 35



           1.  NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Richard L. Bready

           2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /__/
                                                                     (b) /__/

           3.  SEC USE ONLY


           4.  SOURCE OF FUNDS*
                                 PF, OO

           5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED /__/ PURSUANT TO ITEM 2(d) or 2(e)

           6.  CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

                     7.       SOLE VOTING POWER
        NUMBER OF             461,081 shares of Common Stock
                              272,031 shares of Special Common Stock
         SHARES
                     8.       SHARED VOTING POWER
      BENEFICIALLY            236,800 shares of Common Stock
                              46,263 shares of Special Common Stock
        OWNED BY
                     9.       SOLE DISPOSITIVE POWER
          EACH                461,081 shares of Common Stock
                              272,031 shares of Special Common Stock
        REPORTING
                     10.      SHARED DISPOSITIVE POWER
         PERSON               236,800 shares of Common Stock
                              46,263 shares of Special Common Stock
          WITH


           11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,081 shares of Common Stock
               272,031 shares of Special Common Stock

           12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                    /__/
               The amount set forth in row (11) excludes 236,800 shares of Common Stock and 46,263 shares of Special Common Stock of which Bready disclaims beneficial ownership.

           13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.6 percent of Common Stock (including the Special Common Stock in the calculations)
               52.1 percent of Special Common Stock

           14. TYPE OF REPORTING PERSON*
                                           IN

Item 1.   Security Issuer.

   The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock") and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of Nortek, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Kennedy Plaza, Providence, Rhode Island 02903. This Statement amends and supplements the Statement on Schedule 13D dated November 13, 1990, as amended prior hereto (as so amended, the "Former Statement") relating to the Common Stock, par value $1.00 per share of the Issuer, filed by (i) Bready Associates, a general partnership organized under the laws of the State of Ohio ("Bready Associates"), whose partners are Barry Silverstein ("Silverstein"), Dennis J. McGillicuddy ("McGillicuddy"), D. Stevens McVoy ("McVoy") and Richard L. Bready ("Bready"), (ii) Phoenix Associates III, a general partnership organized under the laws of the State of Ohio, whose partners are Silverstein, McGillicuddy and McVoy, (iii) Silverstein, (iv) McGillicuddy, (v) McVoy and (vi) Bready. In addition, this Statement serves as a non-group filing on behalf of Bready (hereinafter, "Bready" or the "Reporting Person") with respect to the Common Stock and the Special Common Stock.

Item 2.   Identity and Background.

   (a) The person filing this Statement is Richard L. Bready.

   (b) Bready's business address is Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903.

   (c) Bready's present principal employment is as chairman and chief executive officer of the Issuer.

   (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f) Bready is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

       The shares of Common Stock and Special Common Stock acquired prior to the transaction discussed in Item 4 hereto were acquired with personal funds of Bready and funds borrowed by Bready, as was disclosed in the Former Statement.

   On April 26, 1996, pursuant to a Stock Purchase Agreement dated as of such date, by and among the Issuer, Bready Associates, Phoenix Associates III and the Partners of Bready Associates (including Bready) and of Phoenix Associates III, Bready Associates dissolved and upon dissolution, among other things distributed 53,182 shares of Common Stock to Bready. These shares of Common Stock were acquired by Bready as a liquidation distribution of the Partnership and required no additional payment by Bready.

Item 4.   Purpose of Transaction.

   Pursuant to a Stock Purchase Agreement dated as of April 26, 1996, by and among the Issuer, Bready Associates, Phoenix Associates III and the Partners of Bready Associates (including Bready) and of Phoenix Associates III, Bready Associates dissolved and upon dissolution, among other things distributed 53,182 shares of Common Stock to Bready. The Stock Purchase Agreement provided for the resignations of McGillicuddy, Silverstein and McVoy as directors of the Issuer. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

   Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

   (a-b) As of the close of business on April 26, 1996, Bready directly owned
(x) 272,031 shares of Special Common Stock (including 37,500 such shares that Bready has a right to acquire pursuant to certain employee stock options) and
(y) 461,081 shares of Common Stock (including 150,000 such shares that Bready has a right to acquire pursuant to certain employee stock options). These shares represent 7.6% of all outstanding shares (Common Stock and Special Common Stock taken as a group) and 52.1% of the Special Common Stock. Bready has both sole voting and dispositive power with respect to these shares.

   Various defined benefit pension plans of the Issuer and certain of its subsidiaries held 236,800 shares of Common Stock and 46,263 shares of Special Common Stock as of April 11, 1996. Under the provisions of the trust agreement governing such pension plans, the Issuer may instruct the Trustee of such plans regarding the acquisition and disposition of plan assets and the voting of securities held by the trust relating to such pension plans. Bready disclaims beneficial ownership of the shares held by such pension plans.

   (c) Item 3 hereof is hereby incorporated by reference herein. Except as set forth therein, the Reporting Person has not effected a transaction in Common Stock or Special Common Stock during the sixty days preceding the date of this Statement.

   (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   The Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock or Special Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement dated as of April 26, 1996 by and among the Issuer, Bready Associates, Phoenix Associates and the Partners of Bready Associates and Phoenix Associates.

Exhibit 2 Amendment No. 2 to the Partnership Agreement of Bready Associates dated as of April 26, 1996 executed by Silverstein, McGillicuddy, McVoy and Bready.

                                   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1996

                              Richard L. Bready



                              By:/s/ Richard L. Bready

                               EXHIBIT INDEX


  Exhibit                                                        Page

 Exhibit 1          Stock Purchase Agreement dated as of April     8
                    26, 1996 by and among the Issuer, Bready
                    Associates, Phoenix Associates and the
                    Partners of Bready Associates and Phoenix
                    Associates.

 Exhibit 2          Amendment No. 2 to the Partnership             33
                    Agreement of Bready Associates dated as of April 26, 1996 executed by Silverstein,
                    McGillicuddy, McVoy and Bready.